Via EDGAR (Correspondence)

July 3, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

Washington, D.C. 20549

RE:	Stifel Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 20, 2019
File No. 001-09305

Dear Ms. Miller and Mr. Nolan:

This letter sets forth the responses of Stifel Financial Corp. (the “Company,” “we,” “us” or similar terms) to the comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated June 27, 2019.

For the Staff’s convenience, the text of the Staff’s comments is set forth in italics below, followed in each case by our response in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Global Wealth Management, page 39

1.

We note your response to our comment and that you do not utilize comprehensive rollforward information for fee-based assets to manage your business as substantially all of the asset management fees you earn are calculated based on point-in-time balances as of the end of the previous quarter and that in addition, the current infrastructure, which supports the administration of your assets in fee-based accounts, is not a centralized platform and does not provide this information. We also note your risk factor on page 17, that fee revenue is impacted by AUM balances, including net inflows/outflows of client assets and market values and that below-market investment performance by your funds and portfolio managers could result in a loss of managed accounts. Please address the following:

•

Disclose, in future filings, how you manage the risk(s) of your decentralized investment advisory platform, considering also the potential impact to fee revenues or add a risk factor to address how your decentralized platform impacts your ability to track total client asset activity and the related financial statement risks; and

Response:

In response to the Staff’s comment, we will revise our discussion of our asset management and service fee revenue line, including the structure of this key revenue stream and how we manage the risk(s) of our decentralized investment advisory platform, starting with our Quarterly Report on Form 10-Q for the period ended June 30, 2019, and in other applicable future filings.

•

Disclose, in future filings, in your Global Wealth Management segment discussion, the number of underlying accounts for both total client assets managed (AUM) and fee-based assets, consistent with the disclosure in your investor presentations to support asset management and service fees recognized for the periods presented. Refer to Item 303 of Regulation S-K.

Response:

In response to the Staff’s comment, we will revise our discussion of our Global Wealth Management segment to include the number of underlying accounts for both total client assets and fee-based client assets consistent with our disclosure of client assets in other public documents starting with our Quarterly Report on Form 10-Q for the period ended June 30, 2019, and in other applicable future filings.

If you have any questions or comments regarding the above information, please do not hesitate to call me at (314) 342-7452 or email me at marischenj@stifel.com.

Sincerely,

/s/ James M. Marischen
James M. Marischen
Chief Financial Officer (Principal Financial Officer)